COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2026

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of financial condition   2

    Statement of operations   3

    Statement of stockholder's equity   4

    Statement of cash flows   5

    Notes to financial statements   6 - 12

Supplemental Information

    Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Capital Rule   13

    Schedule II – Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3   14

    Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption   15

    Exemption Report pursuant to Securities and Exchange Commission Rule 17a-5(d)(4)   16



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those charged with governance of
Coordinated Capital Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. as of March 31, 2026, the related statements of operations, stockholder's equity, and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coordinated Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Coordinated Capital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coordinated Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission Capital Rule and Schedule II – Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Coordinated Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Coordinated Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission Capital Rule and Schedule II – Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Coordinated Capital Securities, Inc.'s auditor since 2024.

Assurance Dimensions, LLC
Coral Springs, Florida
May 7, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Coordinated Capital Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

229 S Main Street

(No. and Street)

Fort Atkinson	**WI**	**53538**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy Williams	**608-221-4545**	**tracy@ccsmadison.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions

(Name – if individual, state last, first, and middle name)

4920 W Cypress Street, Suite 102	**Tampa**	**FL**	**33607**
(Address)	(City)	(State)	(Zip Code)
4/13/2010		**5036**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mari J Buechner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coordinated Capital Securities, Inc. _____, as of 3/31 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Mari Buechner_

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2026

ASSETS

Cash and cash equivalents	$ 518,161
Commissions receivable	137,321
Deposit with clearing broker dealer	34,209
TOTAL ASSETS	**$ 689,691**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$ 126,297
Accrued expenses	122,988
Total liabilities	249,285

COMMITMENT AND CONTINGENCIES (See Note 6)

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	189,930
Total Stockholder's Equity	440,406
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 689,691**

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2026

REVENUES		
Revenues	$	10,540,238
Total revenues		10,540,238
OPERATING EXPENSES		
Commissions, other compensation and related benefits		8,548,901
Management fees and incentive bonuses – related party		1,490,000
Clearing and execution costs		146,644
Other		317,423
Total operating expenses		10,502,968
NET INCOME BEFORE INCOME TAXES		37,270
Income tax expense		10,000
NET INCOME	$	27,270

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2026

	Common Stock Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, April 1, 2025	6,000	$ 6,000	$ 244,476	$ 162,660	$ 413,136
Net Income	-	-	-	27,270	27,270
BALANCES, March 31, 2026	6,000	$ 6,000	$ 244,476	$ 189,930	$ 440,406

See accompanying notes to financial statements.

4

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 27,270
Adjustments to reconcile net income to net cash flows provided by operating activities	
Changes in operating assets and liabilities	
Commissions receivable	219,690
Deposit with clearing broker dealer	(1,219)
Receivable - related party	17,000
Commissions payable	(193,218)
Accrued expenses	98,038
Net cash flows provided by operating activities	167,561
Net Change in Cash and Cash Equivalents	167,561
CASH AND CASH EQUIVALENTS - Beginning of Year	350,600
CASH AND CASH EQUIVALENTS – End of Year	$ 518,161

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:

Cash paid for income taxes	$ 10,000

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing broker dealer. The Company is a federally-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times, these accounts may exceed federally insured limits. As of March 31, 2026 these accounts had an excess of $274,218 over the federally insured limits.

Commissions Receivable

The Company has evaluated the presentation requirements related to ASC 326-20, *Financial Instruments – Credit Losses* which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible; due to the nature of receivables being collected in a short period of time. As of March 31, 2026 the Company has determined that an allowance for credit losses is not required. The balance as of March 31, 2026 is $137,321.

Revenue Recognition

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good service and compensation for that good or service is received. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Investment advisory fees

The performance obligation is defined as providing advisory services to clients. Advisory fees are generally computed as a percentage of assets under management and are recognized as revenue over time. Fees for providing investment advisory services are computed and billed in accordance with the provision of the applicable investment management agreements, which is typically quarterly at the beginning of the quarter based on the previous quarter-end market value of assets under management. Investment Advisory fees are billed through the Clearing Firm. The revenue is recognized when the fees are received from the Clearing Firm.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commission Revenue

The Company earns commissions from mutual fund and insurance companies when the Company's clients purchase securities via subscription way basis. The commission earned varies on the type of security, the amount of the purchase, and the client's existing balance at that custodian. Commission from securities transactions are recognized on either a trade date.

In addition, the Company earns commission on securities sold through their Clearing Firm in brokerage accounts. The commission earned varies on the type of security sold. Revenue is recognized when the commission is received from the Clearing Firm.

Mutual Fund and Variable Insurance 12b-1 fees and trail income

Mutual fund and Variable Insurance companies earn 12b-1 fees and trail income to compensate the Company for its marketing and distribution efforts. These fees are asset-based fees that are determined by the amount of the client assets invested. Revenue is recognized over time as they are received by the Company from the Mutual Fund companies, Variable Insurance companies or the Clearing Firm. The performance obligation is defined as providing on-going service to these client accounts.

Interest and Other Income

Through the Clearing Firm, the Company receives interest on money market funds held in accounts, margin accounts interest and markups on fees for transactions processed the Clearing Firm accounts.

In addition, the Company also receives income from miscellaneous fees paid to the Company from their financial professionals. The performance obligation is defined as providing on going services to the financial professionals and the client accounts. Revenue is recognized when payments from the financial professionals are received.

Disaggregated Revenues

Investment Advisory Fees	$	4,226,753
Trail income and 12b-1 fees – Direct		3,326,736
Commission Revenue – Mutual Funds		1,148,775
Commission Revenue – Annuity Income		885,473
Commission Revenue – Clearing Firm		346,594
Other Income – Direct		304,024
Interest and other income – Clearing Firm		165,428
Trail income and 12b-1 fees – Clearing Firm		136,455
	$	10,540,238

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. Income taxes are separately stated on the statement of income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2026. The Company accrues interest and penalties related to unrecognized tax positions. As of March 31, 2026, the Company had no accrued interest and penalties related to unrecognized tax positions.

The Company's U.S. Federal and state income taxes prior to 2022 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings. If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties recognized during fiscal year ended March 31, 2026.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

As a result of the provisions disclosed in the preceding paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the period of April 1, 2025 through March 31, 2026.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is dependent on its clearing broker dealer, Wells Fargo Clearing Services LLC for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Wells Fargo Clearing Services LLC requires that the Company maintain a minimum deposit of $25,000.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Segment reporting policy
In November 2023, the FASB issued Accounting Standards Update 2023-07- Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM"), Tracy Williams, Vice President, and included within each reported measure of segment profit or loss, require disclosure of *other segment items* by reportable segment and a description of the composition of *other segment items*, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ending March 31, 2026.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2026, the Company had net capital of $404,929, which was $354,929 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2026 was .62 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company offers securities that are introduced on a fully disclosed basis with its clearing broker dealer. For these transactions, the clearing broker dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc.

During the year ended March 31, 2026, the Company paid management fees and bonuses of $1,490,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. This expense is included in management fees and incentive bonuses on the statement of operations.

NOTE 5 – Income Taxes

Income taxes are based on taxable income or loss. The amount of the current and deferred taxes payable or refundable is recognized as of the due date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 5 – Income Taxes (cont.)

The Company's U.S. Federal and state income taxes prior to 2022 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings. If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties recognized during fiscal year ended March 31, 2026.

For the year ended March 31, 2026, the provision for income taxes is summarized as follows:

Federal	$ 7,827
State	2,173
Total provision for income taxes	$ 10,000

The following is the federal tax rate reconciliation:

Federal tax rate	21.0%
State tax rate	6.24%
Allowance	0.0%
Effective tax rate	27.24%

At March 31, 2026 the Company had total federal net operating loss carryforwards of approximately $543,002, which may be carried forward indefinitely. Utilization of these net operating losses is subject to limitations under applicable tax law.

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax asset for the year ended March 31, 2026 was as follows:

Net operating losses	$ 147,914
Valuation allowance	(147,914)
Total	$ -

NOTE 5 – Income Taxes (cont.)

There are no changes in the valuation allowance during the year ended March 31, 2026.

The Company has based the decision not to calculate a deferred tax asset under ASC Subtopic 740-10 (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48)) More-Likely-Than-Not Tax Treatment.

NOTE 6 – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

On April 8, 2024 the Company received a notification of a FINRA Arbitration and Statement of Claim alleging aid of unauthorized transfers, assistance in sales of illegal assets, breach of fiduciary duty, negligence and violation of Ohio Securities Act. The activities subject to Statement of Claim took place between September 2022 and January 2023. Claimant is requesting compensatory damages of approximately $900,000.

On August 21, 2025 this matter was released and settled which the Company paid $38,142 and was included in other operating expenses in the accompanying statement of operation.

NOTE 7– Subsequent Events

The Company has evaluated subsequent events through May 7, 2026, which is the date that the financial statements were approved and available to be issued.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CAPITAL RULE
As of March 31, 2026

COMPUTATION OF NET CAPITAL	
Total stockholders equity	$ 440,406
Non-allowable assets	
Non-allowable receivables aging and trails	(34,793)
Haircut on securities – deposit with clearing broker	(684)
Net Capital	404,929
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2.3% of total A.I. liabilities)	16,627
Minimum dollar net capital requirement	50,000
Excess net capital	$ 354,929
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities	249,285
Total aggregate indebtedness	$ 249,285
Percentage of aggregate indebtedness to net capital	61.56

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited amended Form 17a-5, Part IIA.

SCHEDULE II – STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIEMENTS UNDER
RULE 15C3-3
As of March 31, 2026

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii) and
Footnote 74, the Company is exempt from the computation of a reserve requirement and the information
relating to the possession or control requirements.

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(D)(4)

Coordinated Capital Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240. 17a-S(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) Investment Advisory Fees, Trail income and 12b-1 fees–Clearing Firm, Commission Revenue–Clearing Firm, and Interest and other income–Clearing Firm, which are all transactions introduced through our clearing broker.
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (d)(2)(ii) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to Trail income and 12b-1 fees-Direct, Commission Revenue-Mutual Funds, Commission Revenue-Annuity Income and Other income-Direct which includes: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAS accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exemption.

Coordinated Capital Securities, Inc.
I, Mari J. Buechner swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mari Buechner

Authorized Signature

President
Title

May 7, 2026
Date